UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-41662

SYLA Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 6, 2023, SYLA Technologies Co., Ltd. (the “Company”) announced that its Board of Directors authorized a repurchase program (the “Program”) pursuant to which the Company may repurchase up to JPY200 million of its American Depositary Shares (“ADSs”), each ADS representing one one-hundredth of a common share of the Company.

The repurchase period will be one year from the date hereof, excluding applicable blackout periods. Repurchases are to be made on Nasdaq or through equivalent methods, at market prices on Nasdaq or equivalent prices.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in any website is not a part of this report on Form 6-K.

Exhibit Index

Exhibit No.	Document
99.1	Press release of the registrant issued on July 6, 2023.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYLA TECHNOLOGIES CO., LTD.

Date: July 6, 2023	By:	/s/ Hiroyuki Sugimoto
	Name:	Hiroyuki Sugimoto
	Title:	Chief Executive Officer